May 9, 2025

Bracebridge H. Young, Jr.
Chief Executive Officer
BTC Development Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: BTC Development Corp.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted April 14, 2025
           CIK No. 0002042292
Dear Bracebridge H. Young Jr.:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 24, 2025 letter.

Amendment No.1 to Draft Registration Statement on Form S-1
Cover Page

1. We note that you have not initiated any substantive discussions, directly or indirectly, with any business combination target. Please revise your disclosure to state, if true, that there have been no communications or discussions between any of your officers, directors, or sponsors and any of their potential contacts or relationships regarding a potential initial business combination, consistent with the disclosure on page 121.
2. We note disclosures on page 105 and elsewhere that if you increase or decrease the size of the offering, with respect to your Class B ordinary shares immediately prior to
 May 9, 2025
Page 2

      the consummation of this offering in such amount as to maintain the number of founder shares at 25% of our issued and outstanding ordinary shares upon the
      consummation of this offering and the private placement (and assuming the conversion of all of the Convertible Notes into 10,000,000 Class A ordinary
      shares). Please discuss these provisions on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled "Sponsor
      Information" on pages 11 and 116.
3.    We acknowledge your response and revisions to prior comment 4. When discussing
      the amount of compensation received or to be received, as required by
Item
      1602(a)(3) of Regulation S-K, please revise to provide cross-references to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by Item 1602(a)(3) of Regulation S-
      K.
4. We note the disclosure in paragraph 7 and elsewhere that the proceeds from the BTC
      Placement offering, which includes BTC Placement Warrants, will not be held in the
      trust account. However, Nasdaq Rule IM-5101-2(a) states that    [a]t
least 90% of the
      gross proceeds from the initial public offering and any concurrent sale by the
      company of equity securities must be deposited in a trust account   .
Please provide
      us with an analysis explaining how the treatment of the proceeds complies with
      Nasdaq Rule IM-5101-2(a).
Summary, page 1

5. Refer to your response to prior comment 2. Please revise the cover page to provide a calculation of the number of Class A common stock that may be issued in connection with the Convertible Notes and discuss the risk of dilution to the public shareholders as a result of the BTC Placement.
Summary
The BTC Placement, page 4

6. Refer to your response to prior comment 12. Please revise your disclosure on page 5 to disclose the term of the custody agreement and file the agreement as an exhibit to your registration statement. In addition, please revise to disclose the percentage of your private keys that will be held in cold storage and the geographic location of where they will be held. In this regard, we note your disclosure that the private keys are stored in secure physical data centers, but you do not identify the geographic location of such data centers. Also revise your disclosure here to clarify the insurance your custodian holds that covers losses of your crypto assets and the degree to which it covers such losses.
7. We note your response to prior comment 13. Please revise to disclose whether the
      Convertible Note Holders will pay the transfer costs associated with transferring bitcoin in connection with redemption if the company has not completed its initial business combination within 24 months or in connection with redemption at the election of the Convertible Note Holder in connection with the closing of the initial business combination.
 May 9, 2025
Page 3
8.     We note your response to comment 14 that you do not carry insurance policies
       covering your bitcoin assets. However, on your cover page and throughout, you state that BTC Investors may redeem their Convertible Notes net of custody and insurance
       costs paid by the company.    Please revise for clarity and consistency.
Sponsor Information, page 11

9. We acknowledge your response and revisions to prior comment 7. Please revise here and on page 116 to discuss the arrangements under which independent directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Please see
       Item 1603(a)(6) of Regulation S-K.
10. We acknowledge your response and revisions to prior comment 10. Please revise to disclose all persons or affiliated groups who have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See
Item 1603(a)(7)
       of Regulation S-K.
The Offering
Convertible Notes, page 21

11. Refer to your response to prior comment 11. Please disclose your policies related to how you determine the 30-day VWAP in connection with determining the Bitcoin
       Value if the information from coinmarketcap.com is unavailable.
Risk Factors, page 46

12.    Refer to your response to comment 17. We note your disclosure on page
108 that
          [t]he sponsors intend to work with the target business to adopt a dedicated bitcoin treasury reserve strategy, engage in opportunistic financing arrangements to grow the
       target business    bitcoin treasury, add or enhance bitcoin technology
capabilities to
       improve the target business    existing operations, acquire
bitcoin-linked assets and
       businesses that may be complementary to the target business, and other similar
       activities.    Please tell us why you do not believe that the redemption
of a significant
       number of Convertible Note Holders is a material risk for your company. Risk Factors
Risks Relating to Our Securities
To mitigate the risk that we might be deemed . . ., page 72

13. Refer to your response to prior comment 29. Please identify the third party provider who will facilitate KYC/AML review of the BTC Investors and disclose its KYC and
       AML procedures in connection with any sales or transfers of crypto assets and the risk of transacting with a sanctioned entity.
Risk Factors
Risks Relating to Our Bitcoin Holdings, page 78

14. We note your response to prior comment 19. Please revise to include sperate risk factors or subheadings that address the risks related to front-running, wash-trading and security failure or operational problems at bitcoin trading platforms. May 9, 2025
Page 4

Dilution, page 98

15. Within the first paragraph you indicate such calculation does not reflect any dilution associated with the bitcoin proceeds of the BTC Placement or the conversion of the
       Convertible Notes. However, the second paragraph states the opposite, and the illustrative tables appears to reflect the impact of the bitcoin proceeds and the conversion. Please clarify or revise your disclosures accordingly.
16.    Reference is made to your illustrative denominator calculation on page
100. As a part
       of that calculation, you have included estimated shares upon Bitcoin note conversion. Given the timing of the BTC Placement occurring upon the closing of your offering, please clarify your basis for determining that the Bitcoin note conversion represents a material probable transaction to be reflected within your dilution table consistent with guidance outlined in Item 1602(a)(4) of Regulation S-K.
Capitalization, page 101

17. We note you have reflected Convertible note - estimated value of Bitcoin within your
       "As Adjusted" Capitalization table. Please clarify your basis for its inclusion and/or revise accordingly.
General

18. We have considered your response to comment 22. In your response, you state that at this time there are no commitments related to the BTC Placement; however, the BTC
       Placement will occur upon the closing of your offering. Please clarify the substance of any previous or ongoing discussions with prospective institutional investors and the nature and outcomes of such discussions. In addition, revise the disclosures throughout your filing to ensure discussions of the BTC Placement are consistent and representative of the fact that it will occur upon the closing of your offering and clear as to the nature of the commitment such investors are making (e.g., firm, best efforts, all or nothing, etc). In this regard, we note some inconsistencies within your disclosures. For example, throughout your filing you utilize the phrase "intend", which appears to give the impression that the BTC Placement is planned or expected, but not certain to occur.
19. Please tell us what consideration was given to providing pro-forma financial information depicting the issuance of the convertible notes in accordance with Rule 8-
       05 of Regulation S-X, including your consideration of Rule 11-01(a)(8) of Regulation
       S-X.
20. Further to our above comment, if you determined pro-forma financial information is required, please provide us with your analysis of the proposed accounting treatment you intend to apply for the issuance of convertible notes and warrants to purchase
       Class A ordinary shares for bitcoin proceeds. Your analysis should include, but not be limited to, your evaluation of the applicability of ASC 815 to your obligation to return the bitcoin and the embedded conversion option. Your response should reference any relevant accounting literature you will be relying upon and discuss how the terms and conditions of the convertible notes and warrants impact your accounting analysis, including the accounting for interest expense given the notes are non-interest
 May 9, 2025
Page 5

      bearing. In addition, please also provide your analysis as to whether you will have obtained control of the bitcoin proceeds received and provide references to any related agreements regarding any potential restrictions given your disclosure on page 27 that you expect the bitcoin proceeds will be held by a third-party custodian and used only in connection with the consummation of the initial Business Combination.
21. Refer to your response to prior comment 25. Please revise to disclose whether there are any restrictions related to the transfer of Convertible Notes by the Convertible
      Note Holders. In addition, please disclose the material terms of the Convertible Note
      Holders    registration rights.
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Rahul Patel